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                 August 17, 2022

       Paul A. Pittman
       Executive Chairman and Chief Executive Officer
       Farmland Partners Inc.
       4600 S. Syracuse Street, Suite 1450
       Denver, Colorado 80237

                                                        Re: Farmland Partners
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 11,
2022
                                                            File No. 333-266792

       Dear Mr. Pittman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Shih-Kuei Chen at 202-551-7664 or Ruairi Regan at 202-551-3269 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Real Estate & Construction
       cc:                                              Justin R. Salon, Esq.